                                            FILED PURSUANT TO RULE NO. 424(b)(3)
                                                       REGISTRATION NO. 33-56939

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 29, 1994)
                                 $110,000,000

                          CENTRAL MAINE POWER COMPANY

                          MEDIUM-TERM NOTES, SERIES C

            DUE FROM NINE MONTHS TO THIRTY YEARS FROM DATE OF ISSUE

                              ------------------

  Central Maine Power Company (the "Company") may offer from time to time its Medium-Term Notes, Series C (the "Notes"), in an aggregate principal amount of up to $110,000,000. Each Note will mature from nine months to thirty years from its date of issue, as selected by the initial purchaser and agreed to by the Company. The Notes are limited to an aggregate principal amount of $150,000,000, of which $40,000,000 in aggregate principal amount have been issued as of the date hereof. See "Description of Notes" in this Prospectus Supplement and the accompanying Prospectus.

                              ------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------
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
                       Price to         Agent's              Proceeds to
                      Public(1)      Commission(2)        the Company(2)(3)
-------------------------------------------------------------------------------
Per Note...........    100.00%       .125%-1.750%          99.875%-98.250%
-------------------------------------------------------------------------------
Total..............  $110,000,000 $137,500-$1,925,000 $109,862,500-$108,075,000

-------------------------------------------------------------------------------
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(1) Unless otherwise specified in the Pricing Supplement relating thereto, each Note will be issued at 100% of the principal amount thereof.
(2) The Company will pay Lehman Brothers, Lehman Brothers Inc., Bear, Stearns
    & Co. Inc., Salomon Brothers Inc, SBC Warburg Dillon Read Inc. or other agents, (each an "Agent," and collectively, the "Agents"), a commission, in the form of a discount ranging from .125% to 1.750%, of the principal amount of any Note sold through such Agent, depending on such Note's Specified Maturity and the credit rating assigned to the Notes. Any Agent, acting as principal, may also purchase Notes at a discount for resale to one or more investors or one or more broker-dealers (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by such Agent, or, if so agreed, at a fixed public offering price. The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the applicable Federal and state securities laws.
(3) Before deducting offering expenses payable by the Company estimated at $269,867.

                              ------------------

  The Notes may be offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable efforts to solicit offers to purchase the Notes. The Company also may sell Notes to any Agent acting as principal for resale to one or more investors, or one or more broker-dealers. The Company has reserved the right to sell Notes directly to investors on its own behalf and on such sales no commission will be paid. The Notes will not be listed on any securities exchange, and there can be no assurance that the Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or any Agent who solicited an offer to purchase Notes may reject any such offer in whole or in part. See "Plan of Distribution".

                              ------------------

LEHMAN BROTHERS
             BEAR, STEARNS & CO. INC.
                          SALOMON SMITH BARNEY
                                                   SBC WARBURG DILLON READ INC.

         The date of this Prospectus Supplement is February 17, 1998.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE NOTES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE NOTES. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "PLAN OF DISTRIBUTION".

  The following information supplements the information in the accompanying Prospectus and should be used in conjunction therewith. To the extent that a statement contained in this Prospectus Supplement modifies or supersedes a statement in the Prospectus, such a statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                 RISK FACTORS

  As set forth in the documents filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, the Company faces major uncertainties in a number of areas, particularly in connection with its interest in Maine Yankee Atomic Power Company ("Maine Yankee") and other nuclear generating plants and with the restructuring of the electric utility industry in anticipation of full competition. The following is a summary of certain information contained in such documents and should be read in conjunction therewith and with any other documents filed with the Commission under the Exchange Act after the date hereof.

  This Prospectus Supplement contains forecast information items that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information is necessarily only estimated. There can be no assurance that actual results will not differ from expectations. Actual results have varied materially and unpredictably from expectations.

  Factors that could cause actual results to differ materially include, among other matters, the permanent closure and decommissioning of the Maine Yankee nuclear generating plant and resulting regulatory proceedings; the actual costs of decommissioning the Maine Yankee plant; continuing outages at other generating units in which the Company holds interests; electric utility restructuring, including the ongoing state and federal activities; the results of the Company's planned sale of its generating assets; the Company's ability to recover its costs resulting from the January 1998 ice storms; future economic conditions; earnings-retention and dividend pay-out policies; developments in the legislative, regulatory and competitive environments in which the Company operates, including regulatory treatment of stranded costs; the Company's investments in unregulated businesses; and other circumstances that could affect anticipated revenues and costs, such as unscheduled maintenance or repair requirements at nuclear plants and other facilities and compliance with laws and regulations.


1997 FINANCIAL RESULTS

  On January 30, 1998, the Company announced its financial results for 1997. The Company reported earnings of $5.2 million ($0.16 per share), including $3.9 million ($0.12 per share) earned in the fourth quarter. Earnings for 1996 were $50.8 million, or $1.57 per share. Replacement-power costs and other costs related to the now-closed Maine Yankee nuclear plant were the main factors that eroded 1997 earnings from their 1996 level.

  The Company's electric operating revenues for 1997 were $954.2 million, down
1.3 percent from the 1996 level of $967 million. Lower non-territorial energy sales resulting from Maine Yankee's being off-line and reducing the Company's total energy supply were the main factor in the decline in total revenues. See "Permanent Shutdown of Maine Yankee Plant" below. Revenues from the Company's service area rose 2.2 percent in 1997 to $890.1 million, on energy sales of
9.35 billion kilowatt-hours, up 1.4 percent from 1996.

  The Company incurred $59.5 million in additional costs to replace Maine Yankee power and pay its share of increased repair and other operating costs at Maine Yankee in 1997. With the decommissioning process commencing, the Company expects that its share of Maine Yankee operating costs could decrease by as much as $30 million in 1998.

  Despite the $75 million in annual Maine Yankee-related costs imbedded in the current determination of the Company's required revenues for ratemaking purposes and despite success in controlling other costs, the higher nuclear-related costs incurred by the Company in 1997 reduced earnings to a level that triggered the low-earnings bandwidth provisions of the Company's Alternative Rate Plan ("ARP"). That provision is activated when actual earnings for a year are outside a bandwidth of 350 basis points above or below a 10.55-percent current rate-of-return allowance. The Company's earnings for 1997 represent a rate of return on common equity of 1.04 percent. A return below the low end of the range provides for additional revenues through rates equal to one-half the difference between the actual earned rate of return of 1.04 percent and the 7.05-percent (10.55 percent minus 350 basis points) low end of the bandwidth.

  The Company's 1998 annual ARP compliance filing with the Maine Public Utilities Commission ("MPUC") will also contain information for the MPUC on the Company's costs of restoring service to its customers after the severe ice storm of January 7 through 9, 1998, and a second ice storm that struck part of the Company's service territory on January 24, 1998. A January 15 Order of the MPUC allowed the Company to defer such incremental costs on its books pending the Company's filing under the ARP, which allows the MPUC to consider and provide recovery of costs of certain "extraordinary events". The Company estimates that its total incremental restoration costs from the storms could total approximately $60 million to $65 million. Such costs were largely labor-related, as the Company used hundreds of crews from out-of-state utilities, tree-service companies, and construction firms to repair the unprecedented damage, which required more than 400,000 service restorations. The Company is studying available means of mitigating the cost impact of the storms.

  The effect of the sharing provision of the ARP on the Company's revenues will be determined when the MPUC considers the Company's 1998 ARP rate-cap adjustments upon the Company's next annual ARP compliance filing with the MPUC, which is scheduled for March 15, 1998. However, the Company cannot predict the amount of additional revenues that may result, and, in any case, any entitlement to such revenues under the ARP would not be likely to start until July 1, 1998.

  In announcing its 1997 results, the Company re-affirmed its earlier public statements that it intended to stand by its objective of holding price increases at or below the rate of inflation through 1999 in order to attain its goal of price stability. The Company believes that stable prices continue to be essential to its ability to retain and promote electricity sales.

AGREEMENT FOR SALE OF COMPANY'S GENERATION ASSETS

  On April 28, 1997, the Company announced a plan to seek proposals to purchase its generating assets and, as part of an auction process, received final bids on December 10, 1997. On January 6, 1998, the Company announced that it had reached agreement to sell all of its hydro, fossil and biomass power plants with a combined generating capacity of 1,185 megawatts for $846 million in cash to Florida-based FPL Group, the winning bidder in the auction process.

  The hydropower assets to be included in the sale represent approximately 373 megawatts of generating capacity. The Company's interest in the William F. Wyman steam plant in Yarmouth, Maine, the largest of the Company's three fossil-fueled generating assets included in the sale, is 594 megawatts, followed by Mason Station in Wiscasset, Maine, at 145 megawatts, and Cape Station in South Portland, Maine, at 42 megawatts. The sole biomass plant is the 31-megawatt unit in Fort Fairfield, Maine, owned by a wholly-owned subsidiary of the Company.

  The Company's interests in the power entitlements from approximately 50 power-purchase agreements with non-utility generators representing approximately 488 megawatts, its 2.5-percent interest in the Millstone III nuclear generating unit in Waterford, Connecticut, its 3.59-percent interest in the output of the Vermont Yankee nuclear generating plant in Vernon, Vermont, and its entitlement in the NEPOOL Phase II interconnection with Hydro-Quebec all attracted insufficient interest to be included in the present sale. The Company will continue to seek buyers for those assets. The Company did not offer for sale its interests in the Maine Yankee (Wiscasset, Maine), Connecticut Yankee (Haddam, Connecticut) and Yankee Atomic (Rowe, Massachusetts) nuclear generating plants, all of which are in the process of being decommissioned.

  The electric utility restructuring law passed by the Maine Legislature in the spring of 1997 requires the Company to divest its generating plants and power-purchase agreements by March 1, 2000, when its customers will be free to choose among competitive energy suppliers, but the Company elected to conduct an earlier sale. In addition, as part of its agreement with FPL Group, the Company entered into energy buy-back agreements to assist in fulfilling its obligation to supply its customers with power until March 1, 2000.

  Substantially all of the generating assets included in the sale are subject to the lien of the Company's General and Refunding Mortgage Indenture dated as of April 15, 1976 (the "Indenture"). Therefore, substantially all of the proceeds from the sale must be deposited with the trustee under the Indenture at the closing of the sale to free the generating assets from the lien of the Indenture. Proceeds on deposit with the trustee may be used by the Company to redeem or repurchase bonds under the terms of the Indenture, including the possible discharge of the Indenture. In addition, the proceeds could provide the flexibility to redeem or repurchase outstanding equity securities. The Company must also provide for payment of applicable taxes resulting from the sale. The manner and timing of the ultimate application of the sale proceeds after closing are in any event subject to various factors, including Indenture provisions, market conditions and terms of outstanding securities.

  The bid value in excess of the remaining investment in the power plants will reduce the Company's stranded costs and other costs, which could lower the amount that would otherwise be collected from customers by nearly half a billion dollars. However, the Company will incur incremental costs as a result of the power buy-back arrangements in excess of the pre-sale costs of capacity and energy from the plants being sold, which will effectively lower the amount of sale proceeds available to reduce stranded and other costs. The Company believes that the reduction in stranded and other costs could permit a reduction in rates for the Company's customers.

  The sale is subject to various closing conditions, including the approval of state and federal regulatory agencies, which approval process the Company expects could take approximately six to twelve months, and is subject to consents or covenant waivers from certain of the Company's lenders. The Company cannot predict whether or in what form such approvals, consents or waivers will be obtained.

  The Company believes that consummation of the asset sale described above would constitute significant progress in resolving some of the uncertainties regarding the effects of electric-utility industry restructuring on the Company's investors; however, significant risks and uncertainties would remain. These include, in addition to those enumerated under "Risk Factors" above, but are not limited to: (1) the possibility that a state or federal regulatory agency will impose adverse conditions on its approval of the asset sale; (2) the possibility that new state or federal legislation will be implemented that will increase the risks to such investors from those contemplated by current legislation; and (3) the possibility of legislative, regulatory or judicial decisions that would reduce the ability of the Company to recover its stranded costs from that contemplated by existing law.

PERMANENT SHUTDOWN OF MAINE YANKEE PLANT

  On August 6, 1997, the Board of Directors of Maine Yankee voted to permanently cease power operations at its nuclear generating plant at Wiscasset, Maine (the "Plant") and to begin decommissioning the Plant. As reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and its Current Reports on Form 8-K dated May 15, 1997 and August 1, 1997, the Plant has been shut down since

December 6, 1996. The decision to close the Plant permanently was based on an economic analysis of the costs, risks and uncertainties associated with operating the Plant compared to those associated with closing and decommissioning it.

  Costs. The Company has been incurring substantial costs in connection with its 38% share of Maine Yankee costs, as well as additional costs for replacement power while the Plant has been out of service. For the twelve months ended December 31, 1997, such costs amounted to approximately $132.3 million for the Company: $72.8 million due to basic operations and maintenance costs, $54.0 million due to replacement power costs and $5.5 million associated with incremental costs of operations and maintenance. The Maine Yankee Board's decision to close the Plant mitigated the costs the Company would otherwise have incurred in 1997 through a phasing down of Maine Yankee's operations and maintenance costs, with Maine Yankee's workforce having been reduced from approximately 475 to 214 employees as of December 31, 1997, but did not reduce the need to buy replacement energy and capacity. The amount of costs for replacement energy and capacity varies based on the Company's power requirements and market conditions, but the Company expects such costs to be within a range of approximately $5.0 million to $5.5 million per month during 1998, based on current energy and capacity needs and market conditions. Under the electric utility restructuring legislation enacted by the Maine Legislature in May 1997 discussed below, the Company's obligations to provide replacement power will terminate on March 1, 2000, along with its other power-supply obligations. In the interim, the termination of a major non-utility generator ("NUG") contract should result in savings to the Company at an annual rate of approximately $25 million commencing November 1, 1997.

  The impact of the nuclear-related costs on the Company was the major obstacle to achieving satisfactory results in 1997, despite the approximately $75 million in annual Maine Yankee-related costs embedded in the current determination of the Company's required revenues for ratemaking purposes and despite success in controlling other operating costs. See "1997 Financial Results" above.

  The Company's 38% ownership interest in Maine Yankee's common equity amounted to $29.8 million as of December 31, 1997, and under Maine Yankee's Power Contracts and Additional Power Contracts, the Company is responsible for 38% of the costs of decommissioning the Plant. Maine Yankee's most recent estimate of the cost of decommissioning is $380.4 million, based on a 1997 study by an independent engineering consultant, plus estimated costs of interim spent-fuel storage of $127.6 million, for an estimated total cost of $508.0 million (in 1997 dollars). The previous estimate for decommissioning, by the same consultant, was $316.6 million (in 1993 dollars), which resulted in approximately $14.9 million being collected annually from Maine Yankee's sponsors pursuant to a 1994 Federal Energy Regulatory Commission ("FERC") rate order. Through December 31, 1997, Maine Yankee had collected approximately $199.5 million for its decommissioning obligations.

  On November 6, 1997, Maine Yankee submitted the new estimate to the FERC as part of a rate case reflecting the fact that the Plant is no longer operating and has entered the decommissioning phase. If the FERC accepts the new estimate, the amount of Maine Yankee's collections for decommissioning would rise from the $14.9 million previously allowed by the FERC to approximately $36 million per year. Several interested parties have intervened in the FERC proceeding, including state regulators.

  As of September 1, 1997, Maine Yankee has estimated the sum of the future payments for the closing, decommissioning and recovery of the remaining investment in Maine Yankee to be approximately $930 million, of which the Company's 38% share would be approximately $353 million. Legislation enacted in Maine in 1997 calling for restructuring the electric utility industry provides for recovery of decommissioning costs, to the extent allowed by federal regulation, through the rates charged by the transmission and distribution companies. Based on the legislation and regulatory precedent established by the FERC in its opinion relating to the decommissioning of the Yankee Atomic nuclear plant, the Company believes that it is entitled to recover substantially all of its share of such costs from its customers and as of December 31, 1997, is carrying on its consolidated balance sheet a regulatory asset and a corresponding liability in the amount of $329 million, which is the $353 million discussed above net of the post-September 1, 1997 cost-of-service payments to Maine Yankee.

  Management Audit. On September 2, 1997, the MPUC released the report of a consultant it had retained to perform a management audit of Maine Yankee for the period January 1, 1994, to June 30, 1997. The report contained both positive and negative conclusions, the latter including: that Maine Yankee's decision in December 1996 to proceed with the steps necessary to restart the Plant was "imprudent"; that Maine Yankee's May 27, 1997 decision to reduce restart expenses while exploring a possible sale of the Plant was "inappropriate", based on the consultant's finding that a more objective and comprehensive competitive analysis at that time "might have indicated a benefit for restarting" the Plant; and that those decisions resulted in Maine Yankee incurring $95.9 million in "unreasonable" costs. On October 24, 1997, the MPUC issued a Notice of Investigation initiating an investigation of the shutdown decision and of the operation of the Plant prior to shutdown, and announced that it had directed its consultant to extend its review to include those areas. The Company does not know how the MPUC plans to use the consultant's report, but believes the report's negative conclusions are unfounded and may be contradictory. The Company has been charging its share of the Maine Yankee expenses to income, and believes it would have substantial constitutional and jurisdictional grounds to challenge any effort in an MPUC proceeding to alter wholesale Maine Yankee rates made effective by the FERC. On November 7, 1997, Maine Yankee initiated a legal challenge to the MPUC investigation in the Maine Supreme Judicial Court alleging that such an investigation falls exclusively within the jurisdiction of the FERC and that the MPUC investigation is therefore barred on constitutional grounds. The Company filed a similar legal challenge on the same day. The MPUC subsequently stayed its investigation pending the outcome of Maine Yankee's FERC rate case, with the MPUC's consultant continuing its extended review.

  Debt Restructuring. Maine Yankee entered into agreements in August 1997 with the holders of its outstanding First Mortgage Bonds and its lender banks (the "Standstill Agreements") under which the bondholders and banks agreed that they would not assert that the August 1997 voluntary permanent shutdown of the Plant constituted a covenant violation under Maine Yankee's First Mortgage Indenture or its two bank credit agreements. The parties also agreed in the Standstill Agreements to maintain Maine Yankee's bank borrowings at a level below that of the prior aggregate bank commitments, which level Maine Yankee considers adequate for its foreseeable needs. The Standstill Agreements, as extended in October 1997, were to terminate on January 15, 1998, by which date Maine Yankee was to have reached agreement on restructured debt arrangements reflecting its decommissioning status. Also as previously reported, on November 6, 1997, Maine Yankee filed a rate proceeding with the FERC reflecting the Plant's decommissioning status and requesting an effective date of January 15, 1998, for the amendments to Maine Yankee's Power Contracts and Additional Power Contracts, which revise Maine Yankee's wholesale rates and clarify and confirm the obligations of Maine Yankee's sponsors to continue to pay their shares of Maine Yankee's costs during the decommissioning period.

  On January 15, 1998, Maine Yankee, its bondholders and lender banks revised the Standstill Agreements and extended their term to April 15, 1998, subject to satisfying certain milestone obligations during the term of the extension. One such obligation is that Maine Yankee must accept an underwritten commitment to refinance its bonds and bank debt by February 12, 1998, which commitment must be subject only to closing conditions that are reasonably capable of being satisfied by April 15, 1998, and reasonably satisfactory to the bondholders and banks. Maine Yankee has reached general agreement on the structure and basic terms of an underwritten refinancing arrangement which it believes would satisfy the obligation in the extended Standstill Agreements upon receipt of a final commitment by the prospective underwriter. The Company cannot predict whether a satisfactory refinancing arrangement will be consummated by Maine Yankee.

  On January 14, 1998, the FERC issued an "Order Accepting for Filing and Suspending Power Sales Contract Amendment, and Establishing Hearing Procedures" (the "FERC Order") in which the FERC accepted for filing the rates associated with the amended Power Contracts and made them effective January 15, 1998, subject to refund. The FERC also granted intervention requests, including among others those of the MPUC, Maine Yankee's largest bondholder, and two of its lender banks, denied the request of an intervenor group to summarily dismiss part of the filing, and ordered that a public hearing be held concerning the prudence of Maine Yankee's decision to shut down the Plant and on the justness and reasonableness of Maine Yankee's proposed rate amendments. The Company expects the prudence issue to be pursued vigorously by several intervenors, including among others the MPUC, which stayed its own prudence investigation pending the outcome of the FERC proceeding after a jurisdictional challenge by Maine Yankee and the Company. The Company cannot predict the outcome of the FERC proceeding.

  Other Maine Yankee Shareholders. Higher nuclear-related costs are affecting other stockholders of Maine Yankee in varying degrees. Bangor Hydro-Electric Company, a Maine-based 7% stockholder, has cited its "deteriorating" financial condition, suspended its common stock dividend, and sought expedited rate relief. Maine Public Service Company, a 5% stockholder, cited problems in satisfying financial covenants in loan documents and reduced its common stock dividend substantially in early March 1997. Northeast Utilities (20% stockholder through three subsidiaries), which is also adversely affected by the substantial additional costs associated with the three shut-down Millstone nuclear units and the permanently shut-down Connecticut Yankee unit, as well as significant regulatory issues in Connecticut and New Hampshire, has implemented an indefinite suspension of its quarterly common stock dividends. A default by a Maine Yankee stockholder in making payments under its Power Contract or Capital Funds Agreement could have a material adverse effect on Maine Yankee, depending on the magnitude of the default, and would constitute a default under Maine Yankee's bond indenture and its two major credit agreements unless cured within applicable grace periods by the defaulting stockholder or other stockholders. The Company cannot predict, however, what effect, if any, the financial difficulties being experienced by some Maine Yankee stockholders will have on Maine Yankee or the Company.

INTERESTS IN OTHER NUCLEAR PLANTS

  On December 4, 1996, the Board of Directors of Connecticut Yankee Atomic Power Company voted to permanently shut down the Connecticut Yankee plant for economic reasons, and to decommission the unit, which had not operated since July of 1996. The Company has a 6% equity interest in Connecticut Yankee, totaling approximately $6.6 million at December 31, 1997. The Company incurred replacement power costs of approximately $5.2 million during the twelve months ended December 31, 1997. Based on cost estimates provided by Connecticut Yankee, the Company determined its share of the cost of Connecticut Yankee's continued compliance with regulatory requirements, recovery of its plant investments, decommissioning and closing the plant to be approximately $36.9 million and is carrying a regulatory asset and a corresponding liability in that amount on its consolidated balance sheet as of December 31, 1997. The Company is currently recovering through rates an amount adequate to recover these expenses.

  The Company has a 2.5% direct ownership interest in Millstone Unit No. 3, which is operated by Northeast Utilities. This facility has been off-line since April 1996 due to Nuclear Regulatory Commission ("NRC") concerns regarding license requirements and the Company cannot predict when it will return to service. Millstone Unit No. 3, along with two other units at the same site owned by Northeast Utilities, is on the NRC's "watch list" in "Category 3", which requires formal NRC action before a unit can be restarted. The Company incurred replacement power costs related to Millstone Unit No. 3 of approximately $4.9 million during the twelve months ended December 31, 1997. On August 7, 1997, the Company and other minority owners of Millstone Unit No. 3 filed suit and initiated an arbitration claim against Northeast Utilities, its trustees, and two of its subsidiaries, alleging mismanagement of the unit by the defendants. The minority owners are seeking to recover their additional costs resulting from such mismanagement, including their replacement power costs. The Company cannot predict the outcome of the litigation and arbitration.

INDUSTRY RESTRUCTURING AND STRANDABLE COSTS

  As discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's 1996 Form 10-K, the enactment by Congress of the Energy Policy Act of 1992 accelerated planning by electric utilities, including the Company, for a transition to a more competitive industry. Significant legislative steps have already been taken toward competition in general and non-discriminatory transmission access as discussed below. A departure from traditional regulation, however, could have a substantial impact on the value of utility assets and on the ability of electric utilities to recover their costs through rates. In the absence of full recovery, utilities would find their above-market costs to be "stranded", or unrecoverable, in the new competitive setting.

  The Company has substantial exposure to cost stranding relative to its size. In its January 1996 filing, the Company estimated its net-present-value strandable costs to be approximately $2 billion as of January 1, 1996. These costs represented the excess costs of purchased power obligations and the Company's own generating costs over the market value of the power, and the costs of deferred charges and other regulatory assets. Of the $2 billion, approximately $1.3 billion was related to above-market costs of purchased power obligations arising from the Company's long-term, noncancellable contracts for the purchase of capacity and energy from NUGs, approximately $200 million was related to estimated net above-market costs of the Company's own generation, and the remaining $500 million was related to deferred regulatory assets.

  The MPUC also provided estimates of strandable costs for the Company, which they found to be within a wide range of a negative $445 million to a positive $965 million. These estimates were prepared using assumptions that differ from those used by the Company, particularly a starting date for measurement of January 1, 2000 versus the measurement starting date of January 1, 1996 utilized by the Company. The MPUC concluded that there is a high degree of uncertainty that surrounds stranded costs estimates, resulting from having to rely on projections and assumptions about future conditions. In a filing with the MPUC on December 5, 1997, using a methodology consistent with that used earlier by the MPUC, the Company estimated its strandable costs to be approximately $1.2 billion. The estimate was developed without consideration for the Company's own generating assets, which are in the process of being sold by auction in 1998. The Company's strandable costs, therefore, could be mitigated to some extent by the results of the sale. For further discussion of the MPUC proceeding in which the estimate was filed, see "Required Divestiture of Generation Assets: Legislation and Regulatory Proceedings", below. For further discussion of the planned sale of generating assets by the Company, see "Agreement for Sale of Company's Generation Assets", above. Given the inherent uncertainty and volatility of these projections, the Company believes that an annual estimation of stranded costs could serve to prevent significant over- or under-collection beginning in the year 2000.

  Estimated strandable costs are highly dependent on estimates of the future market for power. Higher market rates lower stranded cost exposure, while lower market rates increase it. In addition to market-related impacts, any estimate of the ultimate level of strandable costs depends on state and federal regulations; the extent, timing and form that competition for electric service will take; the ongoing level of the Company's costs of operations; regional and national economic conditions; growth of the Company's sales; the timing of any changes that may occur from state and federal initiatives on restructuring; and the extent to which regulatory policies ultimately address recovery of strandable costs.

  The estimated market rate for power is based on anticipated regional market conditions and future costs of producing power. The present value of future purchased-power obligations and the Company's generating costs reflects the underlying costs of those sources of generation in place today, with reductions for contract expirations and continuing depreciation. Deferred regulatory asset totals include the current uncollected balances and existing amortization schedules for purchased power contract restructuring and buyouts negotiated by the Company to lessen the impact of these obligations, energy management costs, financing costs, and other regulatory promises.

REQUIRED DIVESTITURE OF GENERATION ASSETS: LEGISLATION AND REGULATORY
PROCEEDINGS

  On May 29, 1997, the Governor of Maine signed into law a bill enacted by the Maine Legislature that will restructure the electric utility industry in Maine by March 1, 2000. With respect to the ability of the Company to recover stranded costs, the legislation requires the MPUC, when retail access begins, to provide a "reasonable opportunity" to recover stranded costs through the rates of the transmission and distribution company, comparable to the utility's opportunity to recover stranded costs before the implementation of retail access under the legislation. Stranded costs are defined as the legitimate, verifiable and unmitigatable costs made unrecoverable as a result of the restructuring required by the legislation and would be determined by the MPUC as provided in the legislation. The MPUC must conduct separate adjudicatory proceedings to determine the stranded costs for each utility and the corresponding revenue requirements and stranded-cost charges to be charged by each transmission and distribution utility. These proceedings must be completed by July 1, 1999.

  The MPUC has initiated the proceeding that will determine the Company's stranded costs, corresponding revenue requirements and stranded-cost charges to be charged by it when it becomes a transmission-and-distribution utility and has scheduled completion of the proceeding for the second half of 1998. On December 5, 1997, the Company filed direct testimony in the proceeding estimating its future revenue requirements as a transmission-and-distribution utility and providing an updated estimate of its strandable costs, which are to be defined by the MPUC later in the proceeding. The Company estimated its strandable costs at approximately $1.2 billion. The estimate was developed without consideration of the Company's own generating assets, which are in the process of being sold by auction in 1998. The Company's strandable costs, therefore, could be mitigated to some extent by the results of the sale. In its estimate of strandable costs the Company used a methodology consistent with that used by the MPUC in its earlier announced estimate, which is discussed in "Industry Restructuring and Strandable Costs", above. The Company cannot predict the results of the proceeding.

  In addition, the legislation requires utilities to use all reasonable means to reduce their potential stranded costs and to maximize the value from generation assets and contracts. The MPUC must consider a utility's efforts to mitigate its stranded costs in determining the amount of the utility's stranded costs. Stranded costs will be prospectively adjusted as necessary to correct substantial inaccuracies in the year 2003 and at least every three years thereafter.

  The principal restructuring provisions of the legislation provide for customers to have direct retail access to generation services and for deregulation of competitive electricity providers, commencing March 1, 2000 with transmission and distribution companies continuing to be regulated by the MPUC. By that date, subject to possible extensions of time granted by the MPUC to improve the sale value of generation assets, investor-owned utilities are required to divest all generation assets and generation-related business activities, with two major exceptions: (1) nonutility generator contracts with qualifying facilities and contracts with demand-side management or conservation providers, brokers or hosts; and (2) ownership interests in nuclear power plants. However, the MPUC can require the Company to divest its interest in Maine Yankee on or after January 1, 2009. The Company has submitted its plan to divest its generation assets to the MPUC as required by the legislation and is proceeding with its previously reported plan to sell its generation assets in 1998, as discussed above in "Agreement for Sale of Company's Generation Assets". The bill also requires investor-owned utilities, after February 28, 2000, to sell their rights to the capacity and energy from all generation assets, including the purchased-power contracts that had not previously been divested pursuant to the legislation, with certain minor exceptions.

  Upon the commencement of retail access on March 1, 2000, the Company, as a transmission and distribution utility, will be prohibited from selling electric energy to retail customers. Any competitive electricity provider that is affiliated with the Company would be allowed to sell electricity outside the Company's service territory without limitation as to amount, but within the Company's service territory the affiliate would be limited to providing no more than 33% of the total kilowatt hours sold within the Company's service territory, as determined by the MPUC.

  Other features of the legislation include the following:

    (a) After the effective date of the legislation, if an entity purchases 10% or more of the stock of a distribution utility, including the Company, the purchasing entity and any related entity would be prohibited from selling generation service to any retail customer in Maine.

    (b) The legislation encourages the generation of electricity from renewable resources by requiring competitive providers, as a condition of licensing, to demonstrate to the MPUC that no less than 30% of their portfolios of supply sources for retail sales in Maine are accounted for by renewable resources.

    (c) The legislation requires the MPUC to ensure that standard-offer service is available to all consumers, but any competitive provider affiliated with the Company would be limited to providing such service for only up to 20% of the electric load in the Company's service territory.

    (d) Beginning March 1, 2002, or, by MPUC rule, as early as March 1, 2000, the providing of billing and metering services will be subject to competition.

    (e) A customer who significantly reduces or eliminates consumption of electricity due to self-generation, conversion to an alternative fuel, or demand-side management may not be assessed an exit fee or re-entry fee in any form for such reduction or elimination of consumption or for the re-establishment of service with a transmission and distribution utility.

    (f) Finally, the legislation provides for programs for low-income assistance, energy conservation, research and development on renewable resources, assistance for utility employees laid off as a result of the legislation, and nuclear plant decommissioning costs, all funded through transmission and distribution utility rates and charges.

  The Company has stated that it supports the legislation ultimately enacted, which reflects protracted negotiations and compromises among the interested constituencies, and is evaluating means of mitigating its strandable costs through the financing of the stranded assets. The Company believes, however, that some of the limitations imposed on transmission and distribution utilities in the legislation are unnecessary and inappropriate in the contemplated competitive environment.

FORMATION OF HOLDING COMPANY

  On December 8, 1997, the Company filed an application with the MPUC for authorization to create a holding company that would have as subsidiaries the Company, the Company's existing non-utility subsidiaries and other entities. The Company believes that a holding company structure will facilitate the Company's transition to a partially deregulated electricity market that provides open access to electricity for Maine consumers beginning on March 1, 2000. Competing as an electric energy provider in that market as of that date will require the creation of an energy company that is legally separate from the Company. Creation of an affiliated energy marketing affiliate is proposed in the MPUC filing.

  The Company's application to the MPUC also requests approval of the creation of a limited liability company in which a proposed new subsidiary of the holding company would hold a fifty percent membership interest to participate in the natural gas distribution business in Maine, with the remaining fifty percent interest being held by New York State Electric & Gas Corporation ("NYSEG") or its affiliate. The Company and NYSEG have entered into an agreement to pursue the development of a gas distribution business to serve Maine consumers who do not have access to gas service.

  The proposed holding company formation must also be approved by federal regulators, including the Commission and the FERC, and by the holders of the Company's common stock and 6% Preferred Stock. The Company intends to take steps to pursue these approvals.

PROPOSED FEDERAL INCOME TAX ADJUSTMENTS

  On September 3, 1997, the Company received from the Internal Revenue Service ("IRS") a Revenue Agent's Report summarizing all adjustments proposed by the IRS as a result of its audit of the Company's Federal income tax returns for the years 1992 through 1994, and the Company has received a notice of deficiency relating to the proposed disallowances. There are two significant disallowances among those proposed by the IRS. The first is a disallowance of the Company's write-off of the under collected balance of fuel and purchased-power costs and the unrecovered balance of its unbilled Electric Revenue Adjustment Mechanism ("ERAM") revenues, both as of December 31, 1994, which were charged to income in 1994 in connection with the adoption of the ARP effective January 1, 1995. The second major adjustment would disallow the Company's 1994 deduction of the cost of the buyout of the Fairfield Energy Venture purchased-power contract by the Company in 1994. The aggregate tax impact, including both Federal and state taxes, of the unresolved issues amounts to approximately $39 million, over 90% of which is associated with the two major disallowances. The two major disallowances relate largely to the timing of the deductions and would not affect net income except for the cumulative interest impact which, through September 30, 1997, amounted to $11.7 million, or a decrease in net income of $7.0 million, and which is expected to increase interest expense approximately $433.3 thousand per month until either the tax deficiency is paid or the issues are resolved in favor of the Company, in which case no interest is due. If the IRS were to prevail, the Company would be required to make a tax payment of approximately $33 million, but the Company believes in that event deductions would be amortized over periods of up to twenty post-1994 tax years. The Company believes its tax treatment of the unresolved issues was proper and intends to contest the proposed adjustments vigorously, and as a result the potential interest has not been accrued. The Company cannot predict the results of its planned appeals. In addition, the Company incurred $1.1 million of income tax expense related to settlements of uncontested items in connection with the 1992-1994 IRS audits, and amended return adjustments for 1995 and 1996.

                      RATIO OF EARNINGS TO FIXED CHARGES

  As computed in accordance with Item 503(d) of Regulation S-K of the Commission, the Company's unaudited ratio of earnings to fixed charges for the twelve-month period ended December 31, 1997 was 1.4, and such ratio for each of the calendar years (the Company's fiscal year being a calendar year) in the period 1993 through 1997, inclusive, was 2.7, 0.3, 2.0, 2.8 and 1.4, respectively.

                             DESCRIPTION OF NOTES

GENERAL

  The holders of the Company's Preferred Stock have specifically consented to the issuance of unsecured medium-term notes in an aggregate principal amount of $500,000,000 outstanding at any one time. Medium-term notes in such an amount are therefore not subject to the Company's charter restriction on the issuance of unsecured securities, which (except in the case of certain refundings) limits such unsecured securities to an amount equal to 20 percent of the aggregate of all outstanding secured indebtedness, plus capital and surplus (with certain adjustments). The Notes offered hereby and the Medium-Term Notes, Series A, the Medium-Term Notes, Series B and the Medium-Term Notes, Series C previously issued under the Indenture constitute unsecured medium-term notes for the purpose of the foregoing consent. In addition, the Company has created and may offer from time to time up to $400,000,000 in aggregate principal amount of Medium-Term Notes, Series D. As of the date of this Prospectus, $43 million in aggregate principal amount of unsecured medium-term notes is outstanding.

  In the event that the aggregate principal amount of unsecured medium-term notes at any time outstanding (including, without limitation, the Notes, the Medium-Term Notes, Series A, the Medium-Term Notes, Series B, the Medium-Term Notes, Series C and the Medium-Term Notes, Series D) exceeds $500,000,000, the excess of such amount would be subject to the charter restriction described above. The MPUC has approved the issuance of up to $500,000,000 in aggregate principal amount of medium-term notes of all series at any one time outstanding. Issuance of medium-term notes in excess of that amount would require further approvals.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In the opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Company, the following summary correctly describes certain United States Federal income tax considerations as of the date of this Prospectus Supplement relating to ownership of the Notes that may be relevant to an initial Holder of a Note. This summary is based on laws, regulations, rulings and decisions now in effect and which are subject to change. This summary deals only with Holders that will hold Notes as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, insurance companies, dealers in securities, tax-exempt organizations, foreign investors, persons that will hold Notes as a position in a "straddle" for tax purposes or subsequent holders. This summary does not purport to cover all the possible tax consequences of the purchase, ownership and disposition of Notes, and it is not intended as tax advice. Investors should consult their own tax advisers in determining the tax consequences to them of the purchase, ownership and disposition of Notes, including the application to their particular situation of the tax considerations discussed below, as well as the application of other Federal, state, local or other tax laws.

  Holders of Original Issue Discount Notes generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code of 1986 and certain Treasury Regulations issued thereunder (the "Regulations"). Holders of such Notes should be aware that, as described in greater detail below, they generally must include original issue discount in ordinary gross income for Federal income tax purposes as it accrues, in advance of the receipt of cash attributable to that income.

  In general, each Holder of an Original Issue Discount Note, whether such Holder uses the cash or the accrual method of tax accounting, will be required to include in ordinary gross income the sum of the "daily portions" of original issue discount on that Note for all days during the taxable year that the Holder owns the Note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any "accrual period" a ratable portion of the original issue discount allocable to that accrual period. The "accrual period" for an Original Issue Discount Note may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first day or the last day of an accrual period. In the case of an initial Holder, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by (i) multiplying the "adjusted issue price" (as defined below) of the Note by a fraction, the numerator of which is the annual yield to maturity of the Note and the denominator of which is the number of accrual periods in a year and (ii) subtracting from that product the amount (if any) payable as interest at the end of that accrual period. The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period is the sum of its issue price (as such term is defined for Federal income tax purposes (including accrued interest, if any)) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than interest payments (if any) made with respect to such Note in all prior accrual periods. As a result of this "constant yield" method of including original issue discount income, the amounts so includible in income by a Holder in respect of an Original Issue Discount Note are lesser in the early years and greater in the later years than the amounts that would be includible on a straight-line basis. In the case of an Original Issue Discount Note that is a Floating Rate Note, both the "annual yield to maturity" and the "amount payable as interest" are generally determined for these purposes as though the Note bore interest in all periods at a fixed rate equal to the level of the Base Rate (as adjusted by the applicable Spread or Spread Multiplier, if any) on the Original Issue Date.

  Payments of interest on Floating Rate Notes that are not based on current values of an objective interest index will be considered contingent payments and subject to special rules under the Regulations. Under the Regulations, payments of interest on the CD Rate Notes, Commercial Paper Rate Notes, Federal Funds Rate Notes, LIBOR Notes, Prime Rate Notes and Treasury Rate Notes should be considered payments based on current values of objective interest indices, and therefore the special rules concerning contingent payments should not apply to such Notes. If any Floating Rate Note specifies a Base Rate other than the CD Rate, Commercial Paper Rate, Federal Funds Rate, LIBOR, Prime Rate or Treasury Rate, to the extent the Federal income tax consequences vary from the consequences described herein, such tax consequences will be described in the applicable Pricing Supplement.

  Notes with a Specified Maturity of one year or less will be subject to certain tax rules which apply to the timing of inclusion in income of interest on such obligations ("Short-Term Notes"). Generally, as discussed in more detail below, for Federal income tax purposes, an individual or other cash method Holder of a Short-Term Note is not required to accrue any discount on the Short-Term Note unless an election is made to do so and interest payments on the Short-Term Note will not be includible in gross income until the taxable year of receipt. Such a Holder may, however, be required to defer certain interest deductions.

  An obligation which is issued for an amount less than its "stated redemption price at maturity" will generally be considered to be issued at a discount for Federal income tax purposes. Under the Regulations, all payments (including all stated interest) with respect to an obligation will be included in the stated redemption price at maturity if the obligation is a Short-Term Note and, thus, Holders will be taxed on discount in lieu of stated interest. This discount will be equal to the excess of the stated redemption price at maturity over the "issue price" of each Short-Term Note, unless a Holder elects to compute this discount as acquisition discount using tax basis instead of issue price. The issue price of each Short-Term Note will be the initial offering price to the public at which a substantial amount of the Short-Term Notes are sold. As previously noted, an individual or other cash method Holder of a Short-Term Note is not required to accrue any discount for Federal income tax purposes unless an election is made to do so. Holders who report income for Federal income tax purposes on the accrual method and certain other Holders, including banks and dealers in securities, are required to accrue discount on such Short-Term Notes (as ordinary income) on a straight-line method unless an election is made to accrue the discount according to a constant interest method based on daily compounding. The amount of discount which accrues in respect of a Short-Term Note while held by a Holder will be added to such Holder's tax basis for such Note to the extent included in income. In the case of a cash method Holder who is not required, and does not elect, to include discount in income currently, any gain realized on the sale, exchange or retirement of the Short-Term Note will be ordinary income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant interest method based on daily compounding) through the date of sale, exchange or retirement. In addition, such non-electing Holders which are not subject to the current inclusion requirement described in this paragraph will be required to defer deductions for any interest paid on indebtedness incurred or continued to purchase or carry such Short-Term Notes in an amount not exceeding the deferred interest income, until such deferred interest income is realized.

  The applicable Pricing Supplement will contain a discussion of any special United States Federal income tax rules with respect to any Extendible Notes.

  In addition, generally, for Federal income tax purposes, the defeasance of the Indenture pursuant to Section 12.1 thereof should not result in any Federal income tax consequences to the Holders of the Notes. However, the Internal Revenue Service could assert that the deposit and discharge of the Indenture should be treated as a taxable exchange for the amounts deposited pursuant to Article 12 thereof. If such assertion were made and upheld, each Holder of the Notes might be required to recognize gain or loss equal to the difference between the Holder's cost or other tax basis for the Notes and the value of the Holder's interest in the trust. Such Holders thereafter might be required to include in income at different times and in a different amount than would be includible in the absence of the discharge. Holders should consult their tax advisors in determining the potential tax consequences to them of a defeasance under the Indenture pursuant to Section 12.1 thereof.

                             PLAN OF DISTRIBUTION

  Under the terms of the Distribution Agreement, as amended, the Notes may be offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable efforts to solicit purchases of the Notes. The Company will pay each Agent a commission of from .125% to 1.750% of the principal amount of each Note sold through such Agent, depending upon such Note's Specified Maturity and the credit rating assigned to the Notes.

  In connection with the offering, the rules of the Commission permit the Agents to engage in certain transactions that stabilize the price of the Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

  If the Agents create a short position in the Notes in connection with the offering (i.e., if they sell a larger principal amount of the Notes than is set forth in the cover page of this Prospectus Supplement), the Agents may reduce that short position by purchasing Notes in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  None of the Agents makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, none of the Agents makes any representation that the Agents will engage in such transactions or that such transactions, once commenced will not be discontinued without notice.

                                LEGAL OPINIONS

  Choate, Hall & Stewart, a partnership including professional corporations, Boston, Massachusetts, from time to time provides legal services to Maine Yankee Atomic Power Company, an affiliate of the Company.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. EACH OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SPEAKS AS OF ITS DATE AND NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
                           Prospectus Supplement
Risk Factors...........................................................  S-2
Ratio of Earnings to Fixed Charges..................................... S-11
Description of Notes................................................... S-11
Certain Federal Income Tax Consequences................................ S-11
Plan of Distribution................................................... S-13
Legal Opinions......................................................... S-14
                                 Prospectus
Available Information..................................................    2
Incorporation of Certain Documents by Reference........................    2
The Company............................................................    3
Ratio of Earnings to Fixed Charges.....................................    3
Use of Proceeds........................................................    3
Description of Notes...................................................    3
Certain Federal Income Tax Consequences................................   18
Plan of Distribution...................................................   20
Legal Opinion..........................................................   21
Experts................................................................   21


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                                  $110,000,000

                                 CENTRAL MAINE
                                 POWER COMPANY

                               MEDIUM-TERM NOTES,
                                    SERIES C

                              ------------------

                             PROSPECTUS SUPPLEMENT
                               FEBRUARY 17, 1998

                              ------------------

                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.

                              SALOMON SMITH BARNEY

                              SBC WARBURG DILLON
                                   READ INC.
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